UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-41412

ioneer Ltd
(Translation of registrant’s name into English)

Suite 16.01, 213 Miller Street
North Sydney, NSW, 2060, Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Interim Financial Report for the Six Months ended June 30, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ioneer Ltd
(registrant)

Date: August 13, 2026	By:	/s/ April Hashimoto
Name:	April Hashimoto
Title:	Chief Financial Officer